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                                         EXHIBIT (a)(11)

SHOPKO STORES, INC.
700 PILGRIM WAY
GREEN BAY, WISCONSIN 54304
(920) 429-4664

                                         NEWS RELEASE
                                         For further information:
                                         Media - Sheree Olson
                                         (920) 429-4186
                                         Investors - Vicki Shamion
                                         (920) 429-7039
_____________________________________________________________________

SHOPKO ANNOUNCES COMPLETION OF CASH TENDER OFFER FOR SHARES OF PAMIDA HOLDINGS CORPORATION

GREEN BAY, WISCONSIN; (July 6, 1999) -- ShopKo Stores, Inc. (NYSE: SKO) today announced that it has accepted shares tendered pursuant to its tender offer for all outstanding shares of voting common stock of Pamida Holdings Corporation (ASE: PAM).

ShopKo has been advised by American Stock Transfer & Trust Company, the depositary for the offer, that approximately 5,904,045 shares of Pamida voting common stock (in excess of 97 percent of the outstanding shares of voting common stock) had been validly tendered and not withdrawn. All conditions to the closing of the purchase of the shares tendered pursuant to the offer have been satisfied.

Pursuant to the terms of the agreement with the holder of the 3,050,473 shares of outstanding non-voting common stock of Pamida, immediately after the purchase of the shares of voting common stock tendered pursuant to the tender offer, ShopKo or its subsidiary will purchase non-voting common stock for $11.50 per share.

"The completion of the tender offer is a win-win for both ShopKo and Pamida," said William Podany, ShopKo president and chief executive officer. "ShopKo is adding a retail format with significant potential for expansion. ShopKo's financial strength, effective business practices and proven core competencies will enable Pamida to improve its performance and grow while retaining its identity."

The tendered shares will be purchased by a ShopKo subsidiary. It is expected that the subsidiary will be merged into Pamida, with each voting common share of Pamida not tendered being converted into the right to receive $11.50 in cash. The merger is expected to be effective this month.

ShopKo Stores Inc., a Fortune 500 company headquartered in Green Bay, Wisconsin, is a leading specialty discount retailer operating 158 stores in 19 states, primarily in the Midwest, Western Mountain and Pacific Northwest regions. The company also serves the rapidly growing managed health care industry through its wholly owned subsidiary, ProVantage Health Services, Inc. ProVantage is a leading health benefit management company providing health benefit management services, pharmacy mail services, vision benefit management services and health information and clinical support services. For more information about ShopKo or ProVantage, visit the company's web site at www.shopko.com.